LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net

June 28, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, D.C. 20549

RE:
Ready Mix, Inc.
Amendment Number 2 to Form S-1
File Number 333-122754

Attn:
Brigitte Lippmann
Division of Corporation Finance
Mail Stop 0510

Dear Ms. Lippman:

        In response to the Staff's comment letter to us dated March 10, 2005, we are enclosing herewith Amendment Number 2 to the Registration Statement on Form S-1. We will respond to the Staff's comments in the same order and using the same paragraph numbers as contained in the Staff's letter to us.

        1.     We have updated the financial statements in the Registration Statement to March 31, 2005 and have otherwise updated the information in the Registration Statement to the most practicable date.

        2.     We have removed the checkmark on the cover of the Registration Statement indicating that the securities were to be offered on a delayed or continuous basis.

        3.     We have revised the first full paragraph under "Underwriting—Warrants" to clarify that the underwriter's warrants will not be exercisable for a period of one year from the effective date of the Registration Statement. With respect to the cover page to the Registration Statement, we agree with the Staff's position that the holders of the underwriter's purchase warrants cannot receive shares registered in the offering. The reference to common stock underlying the underwriter's common stock purchase warrants in the "Calculation of Registration Fee" is meant only to register the shares issuable upon exercise of the warrants, and since the warrants are not exercisable for a year, will require the filing of a post-effective amendment in order to resell the shares issuable upon exercise of the warrants.

        4.     Prior to effectiveness of the Company's Registration Statement, we will provide the Staff with a copy of the letter from the NASD or telephone call confirming that the NASD has no further comments. Further, all of the underwriting compensation has and will continue to be set forth in the "Underwriting" section.

        5.     We may rely on Rule 430a with respect to pricing of the common stock just prior to effectiveness. Accordingly, we have revised the "Undertakings" to include the undertakings required by Item 512(i) of Regulation S-K.

        6.     We have updated the Registration Statement to include our audited financial statements as of December 31, 2004.

        7.     We have revised Schedule II to include activity related to our allowance for doubtful accounts. There are no other valuation allowances to be disclosed.

        8.     We have revised the Registration Statement to reflect that we have one reportable segment and have provided the enterprise-wide disclosures indicated in paragraph 37 of FAS 131.

        9.     Approximately simultaneous with the filing of the Registration Statement on Form S-1, we submitted our application for listing with the American Stock Exchange. Subsequently, we responded to the AMEX's comment letter and have since provided additional information and documentation required under AMEX rules. Our examiner at the AMEX is Kay Naraine, (212) 306,1483, and our impression is that the AMEX will accept us for listing, although as yet there can be no such assurance.

        10.   We have included a "Subject to Completion" legend on the cover page of the Registration Statement.

        11.   We have revised the third full paragraph under "Prospectus Summary—Our Business" to disclose that we are a controlled company of Meadow Valley and have further described Meadow Valley's business therein.

        12.   We have removed reference to the $2.9 million of "anticipated financing" from footnote 1 to the Balance Sheet information under "Summary Financial Information" and from the "Use of Proceeds" and "Capitalization" tables.

        13.   We have reconciled the working capital amount under "Summary Financial Information."

        14.   We have added footnote (3) to the Balance Sheet information under "Summary Financial Information" to discuss leasing 60 additional trucks, 12 of which we have already leased. Similar disclosure has been made in the "Use of Proceeds" under footnote (5).

        15.   We have revised many of the risk factors and their headings to specify the resulting risk. For example, the first risk factor has been revised to indicate that the loss of our assets through a foreclosure would significantly impair our ability to continue operations. We did not state that we would be required to enter bankruptcy, as our ability to continue our operations would depend upon the amount and nature of assets foreclosed upon. Such foreclosure would not occur unless Meadow Valley's assets were not sufficient to cover its liabilities under its bonded obligations.

        We have also revised the second, third and fifth risk factors to more clearly specify the risks.

        16.   We have eliminated language in the risk factors, such as "material adverse effect", "severe impact", etc. Rather, we have substituted therefore the specific impact that the resulting risk could have upon our operations.

        17.   We have added a new risk factor, as the third risk factor, which discloses the significant amount of proceeds which will be paid to Meadow Valley out of the proceeds of the offering.

        18.   We have revised the first risk factor to indicate that all of our assets are collateral for Meadow Valley's bonding obligations. We have also divided this risk factor into two risk factors, addressing the bonding obligation and the other obligations, separately.

        19.   We have removed the Section 404 risk factor as we do not believe it had any specific application to our company.

        20.   We have revised the labor relations risk factor to indicate that we could experience a disruption of our operations as a result of labor strikes or slowdowns, as well as experience higher ongoing labor costs, which could increase our costs to do business.

        21.   We have indicated in the first full paragraph under "Our Operations Are Subject To Special Hazards…" that a fatal accident involving one of our aggregate truck drivers could result in our being named in the litigation currently pending only against Meadow Valley. We would respectfully point out to the Staff in this risk factor, as well as under "Business—Litigation" that we have indicated we have not been named in the litigation. Nevertheless, we have included this disclosure as we may be named in the litigation in the future and have so indicated under "Business—Litigation."

        22.   We have indicated the amount of debt to be repaid to Meadow Valley as of the most recent practicable date, the interest rate and the maturity of the indebtedness to be discharged, which is payable on demand. We have also indicated that the debt was incurred for working capital.

        23.   We have disclosed in footnote (1) to the "Use of Proceeds" material amounts of the proceeds which are being used to acquire assets and have briefly described and then stated the costs associated with the acquisition of those assets. None of the assets are to be acquired from an affiliate.

        24.   We have modified footnote (1) to the "Use of Proceeds" in connection with the $5.475 million provided for in the table. We have disclosed in footnote (5) of the "Use of Proceeds" that in the event we were unable to obtain certain financing, we may be required to lease equipment we otherwise intended to purchase, lease land we otherwise expected to purchase, slow our expansion efforts or seek to obtain additional financing from other sources.

        25.   We have revised the second paragraph under "Management's Discussion—General" to disclose additional trends or uncertainties that may impact our revenue or income. Specifically, we have further discussed the results of a reduction in construction activity, as well as the adverse effect upon revenue which could be caused by rising raw materials prices or a shortage of raw materials.

        26.   We have revised the table under "Management's Discussion and Analysis—Results of Operations" to correlate with the expanded disclosure in the MD&A, generally.

        27.   We have expanded our disclosure under "Liquidity and Capital Resources" to include the matters bullet-pointed by the Staff in this comment.

        28.   We have revised the first paragraph under "Liquidity and Capital Resources" to describe in greater detail the loans from Meadow Valley and from financial institutions.

        29.   We have indicated in the third full paragraph under "Liquidity and Capital Resources" that we do not intend to obtain any financing from Meadow Valley.

        30.   We have indicated in the third full paragraph under "Quantitative & Qualitative Disclosures About Market Risk" that interest rates on our variable debt could increase our fixed minimal monthly payments.

        31.   We believe our discussion for each critical accounting estimate addresses the factors considered in making these estimates and the potential impact on our financial statements if actual results differ from our assumptions.

        32.   After further review, we concluded that the valuation of inventory is not a critical accounting estimate and, accordingly, have removed this discussion from "Critical Accounting Estimates" of the MD&A. We have, however, expanded our discussion of property, plant and equipment and the estimate of the life of our assets, as this could have an impact on our financial position in any given period.

        33.   We have expanded the table under "Summary of Contractual Obligations and Commercial Commitments" of the MD&A to provide footnote disclosure including the estimated cash requirements for interest on our long-term debt and capital lease obligations. Moreover, the assumptions in rates used in determining the interest payments have been disclosed in the footnote to the table.

        34.   For the nine-month period ended March 31, 2005, we had approached our leasing companies and requested they provide us with an early termination and allow us to purchase the equipment in question. Therefore, we refinanced the equipment under both the capital lease obligation and the notes payable on our March 31, 2005 financial statements.

        35.   The disclosure in the March 31, 2005 financial statements for capital lease obligations represented the activity from January 1, 2004 through September 30, 2004, whereas the balances disclosed in the March 31, 2005 contractual obligations table represent the total capital lease obligations of the Company.

        36.   The purchase obligations in the "Summary of Contractual Obligations and Commercial Commitments" table relate to the material purchases disclosed in footnote (1) on page 33.

        37.   We have added a second full paragraph under "Our Business—Introduction" which describes our relationship and the business transactions between our related parties and us. We have further indicated that these related parties purchased an extremely small amount of products from us for their construction projects, less than 1% of our revenue for the 2003 and 2004 calendar years, and have further indicated the actual amount of such purchases in those years.

        38.   We have revised the paragraph under "Our Business—Cement and Raw Materials", as well as the paragraph under "Our Business—Facilities and Equipment" to describe our equipment leases and supply contracts.

        39.   We have indicated under "Business—Litigation" the amounts of the claims by the two plaintiffs against Meadow Valley and described the relief sought. We have also indicated that Meadow Valley has settled one of the claims.

        40.   We have indicated in footnote (2) to the table under "Facilities and Equipment" that we are currently negotiating a renewal of this lease.

        41.   We have indicated under "Management—Board of Directors" that other than Mr. May, none of our officers or directors are affiliated with May Management.

        42.   We have revised the table under "Management—Option Grants…" to disclose options granted to our executive officers in 2005. No securities were issued in prior calendar years.

        43.   Our code of ethics is posted on the investor information page of our website.

        44.   We have revised the "Executive Compensation" table to disclose compensation payable in 2004 to our Chief Executive Officer and Chief Financial Officer and have further disclosed, through footnote, that these employees are provided to us under our administrative services agreement with Meadow Valley.

        45.   We have revised the footnote under the "Stock Ownership of Management and Principal Stockholders" table to indicate that the Meadow Valley board of directors, by majority vote, votes its shares in our company through Mr. Larson.

        46.   We have added a penultimate paragraph under "Related Party Transactions" to indicate that our director has provided legal services to us by acting as our securities counsel in connection with the offering. We have further stated that this director has provided no other legal services to us.

        47.   We have added a second and fourth paragraph under "Certain Transactions" which describe the provisions under which Meadow Valley could be considered in default and also describe the default provisions in Meadow Valley's debt instruments, which our assets secure.

        48.   We have added a fourth paragraph under "Underwriting" to indicate that we have applied to list our common stock on the American Stock Exchange.

        49.   None of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares.

        50.   None of the underwriters have any arrangements with a third party to host or access the Preliminary Prospectus on the Internet.

        51.   We have indicated under "Legal Matters" that our counsel will be opining on the validity of the shares.

        52.   We have added the consent of Lionel Sawyer as Exhibit 23.2 to the Registration Statement.

        53.   We have revised the first paragraph under "Additional Information" to provide the information required by Item 101(e)(2) of Regulation S-K.

        54.   We believe that deferred tax liabilities are properly classified as long term to the extent they relate to the difference between book and tax depreciation methods.

        55.   The property in question was never an operating asset of our company. The land held for sale was originally collateral, which we acquired through a foreclosure procedure and shortly thereafter sold for a gain. As we are not in the trade or business of speculating on real estate holdings and had no intention of using the property in our operations, the resulting gains are classified in other income and expense below income from operations.

        56.   We have disclosed our revenue recognition policy in the "Summary of Significant Accounting Policies and Use of Estimates."

        57.   After further review, we have revised our disclosure herein as it relates to our allowance for doubtful accounts.

        58.   The additional notes of $3.3 million were direct financing obligations and are reported in the disclosure to the financial statements in Note 2, Statement of Cash Flows: Non-Cash Investing and Financing Activities."

        59.   So noted.

        60.   We have added the undertakings required by Items 512(f) and (h) of Regulation S-K.

        61.   We have revised the legal opinion to cover the common stock issuable upon exercise of the warrants.

        62.   We have revised the opinion to indicate that the securities will be nonassessable.

        63.   We have revised the reference in the opinion to Form S-1 instead of Form SB-2.

        We have forwarded by overnight courier directly to the Staff marked copies of our Amendment in order to expedite the review. We have filed this cover letter on Edgar as correspondence.

        Thank you for your prompt response to our initial filing. Please call us with any questions or comments regarding the above.

                      Very truly yours,

                      Gary A. Agron

GA/JP